Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

October 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attention:	Joseph Klinko John Cannarella Irene Barberena-Meissner Laura Nicholson
Re:	Aris Water Solutions, Inc. Registration Statement on Form S-1 Filed September 23, 2021 File No. 333-259740

Ladies and Gentleman:

On behalf of our client Aris Water Solutions, Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 6, 2021 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) with the Commission. Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of Amendment No. 1 that has been marked to show changes made to the Registration Statement filed on September 23, 2021.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in Amendment No. 1.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich
New York • Orange County • Palo Alto • Paris • San Franscisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 7, 2021

Registration Statement on Form S-1

Dividend Policy, page 61

1.
We note that you have added disclosure to indicate that you intend to pay dividends and distributions to the Class A Common Stock holders and Solaris LLC Unit holders amounting to $5 million on a quarterly basis. However, we also note that annualized dividends of $20 million would have exceeded your free cash flow for the historical periods presented. Please expand your disclosures under this heading to include the following additional information:

•
The number of Class A common shares and Solaris LLC units that will participate in the dividends and distributions and the corresponding per share or per unit amounts on both a quarterly and annualized basis.

•
Pro forma cash available for dividend and distribution payments based on the most recently completed fiscal year and the most recently completed trailing twelve-month period, utilizing the pro forma information on pages F-4 and F-5, adjusted as necessary for non-cash activity, actual expenditures for interest and property, actual borrowings and incremental borrowing that would have been necessary to fund the payments.

•
Your estimated cash available for dividend and distribution payments for the twelve months commencing with the quarter that would fund your initial payments, utilizing a similar manner of presentation with regard to the level of detail and the nature of adjustments, also quantifying the underlying key assumptions, including volumes and prices corresponding to the various operating metrics presented on page 69, and adhering to Item 10(b) of Regulation S-K.

Please include incremental disclosures as necessary to clarify the rationale for all adjustments and to describe the basis for assumptions underlying your prospective financial information. Additionally, provide disclosures that address any increased costs of being public, and changes in the amounts of interest expense and capital expenditures.

If you were unable to pay dividends and distributions at the intended level based on your historical amounts, please clearly disclose why you believe that you will be able to pay them going forward. Please also clarify whether any debt covenants, such as those discussed on pages 19 and 20, would have precluded the payment of dividends and distributions during the historical periods or would be problematic in the future based on your prospective information.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 7, 2021

Response:  The Company respectfully submits that the Staff’s comment is no longer applicable to the disclosure in Amendment No. 1. Specifically, the Company has updated the disclosure in Amendment No. 1 to reflect the fact that declarations of cash dividends on the Company’s Class A common stock, if any, are subject to the determination and declaration by the board of directors of the Company to be constituted following the offering and, accordingly, to remove references to any intention to pay cash dividends. Please see pages 11, 19, 60 and 91, et al., of Amendment No. 1.

2.
Please expand your disclosures under this heading and/or Risk Factors on page 28 as appropriate to address the risks associated with your dividend and distribution policy, including disclosures that address the following points:

•	The consequence of limiting or curtailing future capital expenditures if funds are utilized to pay dividends and distributions;

•	The uncertainty of whether you will be able to borrow or refinance debt at favorable terms;

•	The prospect of having limited or diminished provisions for unexpected cash needs;

•	Any subordination between units and shares if available cash is inadequate to fund dividends and distributions.

Response:  The Company has revised the risk factor entitled “We cannot assure you that we will pay any dividends on our Class A common stock, and our indebtedness could limit our ability to pay dividends on our Class A common stock.” to address the Staff’s comment as applicable in the context of the revised discuslosure under “Dividend Policy”. Please see page 50 of Amendment No. 1.

3.
Please expand your disclosures under Liquidity and Capital Resources on page 74 to discuss your dividend and distribution plans, to explain how you expect to fund such payments in the coming fiscal year, and to discuss any salient assumptions regarding the prospect of having sufficient available cash, as may include borrowing, change in interest expense, and any implications of debt covenants that may limit your ability to pay dividends and distributions.

Response:  To address the Staff’s comment as applicable in the context of the revised disclosure under “Dividend Policy,” the Company has added disclosure under “Liquidity and Capital Resources” indicating that, if and to the extent the Company’s board of directors, which is to be constituted after the initial public offering, were to declare a cash dividend on the Class A common stock, (a) the Company currently expects the dividend to be paid from any free cash flow and (b) the Company does not currently expect to borrow funds or to adjust planned capital expenditures to finance dividends. The timing, amount and financing of dividends, if any, will be subject to the discretion of the Company’s board of directors from time to time following the initial public offering. Please see page 75 of Amendment No. 1. The Company respectfully submits that it has included fulsome disclosure in the Registration Statement regarding implications of debt covenants that may limit its ability to pay dividends generally. Please see pages 19, 50 and 60 of Amendment No. 1.

U.S. Securities and Exchange Commission
Division of Corporation Finance
October 7, 2021

Exhibits

4.
We note your disclosure on page 125 that your choice of forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the provision in your amended and restated certificate of incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response:  To address the Staff’s comment, the Company will include the following sentence in the choice of forum provision at Article XIII of the Company’s final amended and restated certificate of incorporation:  “Notwithstanding anything herein to the contrary, and for the avoidance of doubt, this Article shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934.” The Company also undertakes to include disclosure about this limitation, similar to the disclosure under “Forum Selection” on page 124 in the Company’s relevant future filings under the Exchange Act.

Please direct any questions concerning this letter to the undersigned at (346) 718‑6602 or hholmes@gibsondunn.com.

Very truly yours,

/s/ Hillary H. Holmes

Hillary H. Holmes

GIBSON, DUNN & CRUTCHER LLP

cc:
William A. Zartler, Founder and Executive Chairman
Amanda M. Brock, President and Chief Executive Officer
Brenda R. Schroer, Chief Financial Officer
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP
Thomas Kim, Gibson, Dunn & Crutcher LLP